Mohawk Group Holdings, Inc.

37 E. 18th St, 7th Fl

New York, NY 10003

May 10, 2019

Ms. Kathryn Jacobson

Mr. Robert S. Littlepage

Mr. Greg Dundas

Ms. Kathleen Krebs

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mohawk Group Holdings, Inc.
Amendment No. 3 to Draft Registration Statement on Form S-1
Submitted April 17, 2019
CIK No. 0001757715

Dear U.S. Securities and Exchange Commission Division of Corporation Finance:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Yaniv Sarig, President and Chief Executive Officer of Mohawk Group Holdings, Inc., a Delaware corporation (“Mohawk” or the “Company”), in the letter dated April 26, 2019 (the “Staff Letter”) regarding Amendment No. 3 to a Confidential Draft Registration Statement on Form S-1 submitted by the Company to the Commission on April 17, 2019 (as amended, the “Draft Registration Statement”). The Company is also concurrently filing with the Commission a Registration Statement on Form S-1 (the “Registration Statement”). In addition, the Company is sending a copy of this letter and the Registration Statement in typeset format, including a version that is marked to show changes to the Draft Registration Statement, to the Staff.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter from the Staff. For the Staff’s convenience, the Company has incorporated the comments from the letter from the Staff into this response letter (in bold italics). Page references in the text of this response letter correspond to the page numbers in the Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

The Offering, page 13

1. We note that you are excluding from the number of shares outstanding before and after the offering 9,385,838 shares of restricted common stock that were issued on March 20, 2019 pursuant to your 2019 Equity Plan. We also note your disclosure on page 80 that “[a]wards granted under the 2019 Equity Plan and not previously forfeited upon termination of service carry dividend and voting rights applicable to our common stock generally, irrespective of any vesting requirement.” Given that the restricted shares currently have voting and dividend rights, please explain why you are excluding these shares. In this regard, you disclose on page 123 that “[w]e have based percentage ownership of our common stock before this offering on 54,369,491 shares of our common stock outstanding as of March 20, 2019.” This number appears to include the restricted shares.

Company Response: The Company respectfully advises the Staff that the shares of restricted common stock that were issued on March 20, 2019 pursuant to the Mohawk 2019 Equity Plan (the “2019 Equity Plan”) were excluded from the disclosure on page 13 and page 80 as those disclosures were based on the total number shares of common stock outstanding as of December 31, 2018. The Company respectfully advises the Staff that it has revised its disclosure on pages 12, 13, 59, 62, 136, 140, F-34 and F-37 of the Registration Statement to reflect that 54,369,493 shares of common stock were outstanding as of March 31, 2019, which includes in such total the 9,385,838 shares of restricted common stock that were issued on March 20, 2019 pursuant to the 2019 Equity Plan.

Security Ownership of Certain Beneficial Owners and Management, page 123

2. Please clarify in the footnotes to the beneficial ownership table that the restricted shares granted under the 2019 Equity Plan have voting rights irrespective of any vesting requirement.

Company Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 138 and 139 of the Registration Statement.

16. Subsequent Events

2019 Equity Plan and Former Transaction Bonus Plan, page F-30

3. We note, pursuant to the 2019 Equity Plan, you issued 9,385,838 shares of restricted common stock to the former holders of Participation Units. Please explain to us how you are accounting for this issuance and refer us to the specific accounting literature that is the basis for your accounting.

Company Response: The Company respectfully advises the Staff that all participation units previously allocated under the Company’s Transaction Bonus Plan were terminated and subsequently replaced with grants under the 2019 Equity Plan. The Company’s Transaction Bonus Plan’s allocated participation units contained a performance condition that requires an “Initial Public Offering” or a sale of the Company to occur before the awards can be begin to vest. Compensation cost for such awards is not recognized before the “Initial Public Offering” or the sale of the Company because an “Initial Public Offering” or a sale of the Company generally is not considered probable until it occurs. This modification is considered a Type IV improbable-to-improbable modification as the modified grant contains the same performance condition as the original grant. When the performance condition award is not probable as of the modification date on the basis of its original terms, the original grant-date fair-value-based measure of compensation cost is disregarded once the modification is made. Instead, in accordance with ASC 718-20-55-108, any compensation cost recognized will be based on a new fair-value-based measure determined on the modification date. Once the Company’s “Initial Public Offering” occurs, the compensation cost will be recognized on the basis of the modification-date fair-value over the vesting period

The shares of restricted common stock granted under the 2019 Equity Plan will vest in substantially equal installments on the 6th, 12th, 18th and 24th monthly anniversary of an “Initial Public Offering”, which is defined as the closing of the first firm commitment underwritten public offering of the Company’s common stock registered pursuant to an effective registration statement under the Securities Act of 1933, as amended. The offering of shares of the Company’s common stock pursuant to the Registration Statement will constitute an “Initial Public Offering” for purposes of the 2019 Equity Plan. In accordance with ASC Topic 718, the Company expects to record stock-based compensation expense related to grants made under the 2019 Equity Plan over the vesting period when the contingency of an Initial Public Offering is achieved. The Company has also updated the disclosure on page F-32 and included disclosure on page F-49 to note that, in accordance with ASC Topic 718, the Company expects to record stock-based compensation expense related to grants made under the 2019 Equity Plan over the vesting period when the contingency of an Initial Public Offering is achieved.

4. Please provide a forward looking discussion in MD&A of the anticipated impact of the 2019 Equity Plan on your future results of operations.

Company Response: In response to the Staff’s comment, the Company has included a forward looking discussion on page 89 of the Registration Statement to note that, in accordance with ASC Topic 718, the Company expects to record stock-based compensation expense related to the restricted stock granted pursuant to the 2019 Equity Plan over the vesting periods when an Initial Public Offering is achieved and that the Company expects its stock-based compensation expense to increase materially in the future from the issuance and vesting of the shares of restricted stock granted pursuant to the 2019 Equity Plan.

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Thank you for your review of the filing. Please contact me if you have any further comments or need additional information with respect to the filing. The Company’s future filings will reflect the response set forth in this letter, as applicable.

Sincerely,

/s/ Yaniv Sarig
Yaniv Sarig
Chief Executive Officer, Mohawk Group Holdings. Inc.

cc:	Joseph A. Risico, General Counsel Mohawk Group Holdings, Inc.
Jeff Hartlin, Paul Hastings LLP